GOLDEN OPPORTUNITIES CORPORATION
520 S. Snowmass Circle
Superior, Colorado, 80027

October 27, 2011

Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Washington DC 20549

Re:         Golden Opportunities Corporation
Form 10-K for the fiscal year ended January 31, 2011
Filed April 27, 2011
Form 10-Q/A for the fiscal period ended July 31, 2011
Filed September 20, 2011
File No. 0-51190

Per conversation with Mr. Mew, we are requesting an additional 10 days for our response to your comment letter mentioned above.  Our response will be made on or before November 8, 2011.

Thank you.

Sincerely,

/s/ Michael A. Zahorik
Michael A. Zahorik
Chief Executive Officer
Chief Financial Officer